As filed with the Securities and Exchange Commission on April 28, 2006
                                                              File No. 333-87218
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         POST-EFFECTIVE AMENDMENT NO. 3

                         PHL VARIABLE INSURANCE COMPANY
                         ------------------------------
             (Exact name of registrant as specified in its charter)

          Connecticut                                6311                                06-1045829
          -----------                                ----                                ----------
(State or other jurisdiction of          (Primary Standard Industrial                   (IRS Employer
incorporation or organization)            Classification Code Number)              Identification Number)

                                ONE AMERICAN ROW
                               HARTFORD, CT 06102
                                 (800) 447-4312
                         ------------------------------
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              JOHN R. FLORES, ESQ.
                         PHL VARIABLE INSURANCE COMPANY
                                ONE AMERICAN ROW
                             HARTFORD, CT 06102-5056
                                 (860) 403-5127
                         ------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


Approximate date of commencement of proposed sale to the public: The market value adjustment interests under annuity contracts covered by this registration statement are to be issued promptly and from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus herein relates to Registration Statement Numbers 333-20277 and 333-55240.
================================================================================

                MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT


                                    Issued by


                         PHL VARIABLE INSURANCE COMPANY







PROSPECTUS                                                           MAY 1, 2006

This prospectus describes a Market Value Adjusted Guaranteed Interest Account ("MVA"). The MVA is only available for use under certain PHL Variable Insurance Company's variable accumulation deferred annuity contracts.

The contract prospectus must accompany this prospectus. You should read the contract prospectus and keep it, and this prospectus, for future reference.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor has the SEC determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.







IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:

[ENVELOPE]  PHL VARIABLE INSURANCE COMPANY
            ANNUITY OPERATIONS DIVISION
            PO Box 8027
            Boston, MA 02266-8027

[TELEPHONE] Tel. 800/541-0171

                                TABLE OF CONTENTS

Heading                                                   Page
--------------------------------------------------------------

SPECIAL TERMS............................................    3
PRODUCT DESCRIPTION......................................    3
   The Nature of the Contract and the MVA................    3
   Availability of the MVA...............................    3
   The MVA...............................................    4
   Market Value Adjustment...............................    4
   Setting the Guaranteed Rate...........................    5
   Deduction of Surrender Charges on Withdrawals.........    5
INVESTMENTS BY PHL VARIABLE..............................    5
DISTRIBUTION OF CONTRACTS................................    5
FEDERAL INCOME TAXATION DISCUSSION.......................    6
ACCOUNTING PRACTICES.....................................    6
DESCRIPTION OF PHL VARIABLE .............................    6
   The Company...........................................    6
   Selected Financial Data...............................    6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATION....................    7
   Results of Operations.................................    7
   Liquidity and Capital Resources.......................    7
   Reinsurance...........................................    7
   Quantitative and Qualitative Disclosures about Market
      Risk...............................................    8
   Employees.............................................   11
   Executive Compensation................................   12
   Directors and Officers of PHL Variable................   12
   Management Ownership of The Phoenix Companies,
      Inc., Stock........................................   13
EXPERTS..................................................   13
LEGAL PROCEEDINGS........................................   13
PHL VARIABLE INSURANCE COMPANY
   FINANCIAL STATEMENTS, DECEMBER 31, 2005 AND 2004......  F-1




















                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Any document that is incorporated by reference is subject to change from time to time. When referring to such document you should be sure it is the latest version. Documents that have been incorporated by reference are part of the prospectus.

    We will furnish a copy of this prospectus and the contract prospectus free of charge. Also, we will furnish free of charge any statements or documents incorporated by reference when requested. Requests should be made by calling our Annuity Operations Division at 800/541-0171.

SPECIAL TERMS
--------------------------------------------------------------------------------

    As used in this prospectus, the following terms mean:

CONTRACT VALUE: Prior to the end of the guarantee period, the sum of the values under a contract of all accumulation units held in the subaccounts of the Separate Account plus the values held in the Guaranteed Interest Account and in the MVA.

CURRENT RATE: The guaranteed rate currently in effect for amounts allocated to the MVA, established from time to time for various guarantee periods.

DEATH BENEFIT: An amount payable upon the death of the annuitant or owner, as applicable, to the named beneficiary.

EXPIRATION DATE: The date on which the guarantee period ends.

GUARANTEE PERIOD: The duration for which interest accrues at the guaranteed rate on amounts allocated to the MVA.

GIA (GUARANTEED INTEREST ACCOUNT): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of PHL Variable.

GUARANTEED RATE: The effective annual interest rate we use to accrue interest on amounts allocated to the MVA for a guarantee period. Guaranteed rates are fixed at the time an amount is credited to the MVA and remain constant throughout the guarantee period.

MVA (MARKET VALUE ADJUSTED GUARANTEED INTEREST ACCOUNT): This is an account that pays interest at a guaranteed rate if held to the end of the guarantee period. If such amounts are withdrawn, transferred or applied to an annuity option before the end of the guarantee period, a market value adjustment will be made. Assets allocated to the MVA are not part of the assets allocated to the Separate Account or our general account.

MARKET VALUE ADJUSTMENT: An adjustment is made to the amount that a contract owner receives if money is withdrawn, transferred or applied to an annuity option from the MVA before the expiration date of the guarantee period.

PHL VARIABLE (COMPANY, WE, US, OUR): PHL Variable Insurance Company.

SEPARATE ACCOUNT: PHL Variable Accumulation Account, a separate account of PHL Variable Insurance Company (see "The Nature of the Contract and the MVA" for a description of the Separate Account).


PRODUCT DESCRIPTION
--------------------------------------------------------------------------------

THE NATURE OF THE CONTRACT AND THE MVA
    The investment option described in this prospectus is an MVA available only under the variable accumulation deferred annuity contracts offered by PHL Variable. The contract is described in detail in its own prospectus. You should review the contract prospectus along with this prospectus before deciding to allocate purchase payments to the MVA.

[diamond]   The MVA currently provides two choices of interest rate Guarantee
            Periods:
            o  7 years             o 10 years

The 3-year and 5-year MVA guarantee periods are not available options for the allocation of payment or transfer amounts for contracts purchased after July 18, 2003.

Contract owners with amounts allocated to guarantee periods purchased before, but expiring after July 18, 2003, may elect to begin a new guarantee period of the same duration.

[diamond]   Purchase payments can be allocated to one or more of the available
            MVA guarantee period options. Allocations may be made at the time you make a payment or you may transfer amounts held in the subaccounts of the Separate Account, the GIA or other available MVA guarantee periods. Generally, amounts allocated to MVA options must be for at least $1,000. We reserve the right to limit cumulative amounts allocated to the MVA during any one-week period to not more than $250,000.

[diamond]   Amounts may be transferred to or from the MVA according to the transfer rules under the contract. You may make up to six transfers per year from the MVA. (See "The Accumulation Period -- Transfers" of the Contract prospectus.)

[diamond]   Allocations that remain in the MVA until the applicable expiration date will be equal to the amount originally allocated, multiplied by its guaranteed rate, which is compounded on an annual basis.

[diamond]   A market value adjustment will be made if amounts are withdrawn, transferred or applied to an annuity option from the MVA before the expiration date. (See "The MVA.")

[diamond]   The contract provides for the accumulation of values before maturity and for the payment of annuity benefits thereafter. Since MVA values are part of the contract value, your earnings on allocations to the MVA will affect the values available at surrender or maturity. No market value adjustment will be applied to withdrawals to pay Death
            Benefit proceeds.

[diamond]   We may offer additional guarantee periods to certain individuals or groups of individuals who meet certain minimum premium criteria.

            We reserve the right to elaborate upon, supplement or alter the terms or arrangements associated with, or relating to, this prospectus in connection with the offering of flexible premium accumulation deferred annuity contracts utilizing market value adjusted guaranteed interest account contracts to certain institutional investors, provided that such arrangements do not materially and adversely affect the rights or interests of other investors hereunder.

AVAILABILITY OF THE MVA
    The MVA is not available in all states. For information, call our Annuity Operations Division at 800/541-0171.

THE MVA
    The MVA is available only during the accumulation phase of your contract. The MVA option currently offers different guarantee periods, which provide you with the ability to earn interest at different guaranteed rates on all or part of your contract value. Each allocation has its own guaranteed rate and expiration date. Because we change guaranteed rates periodically, amounts allocated to a guarantee period at different times will have different guaranteed rates and expiration dates. The applicable guaranteed rate, however, does not change during the guarantee period.

    We will notify you of the expiration of the guarantee period and of your available options within 30 days of the expiration date. You will have 15 days before and 15 days following the expiration date ("window period") to notify us of your election. During this window period, any withdrawals or transfers from the MVA will not be subject to a market value adjustment. Unless you elect to transfer funds to a different guarantee period, to the subaccounts of the Separate Account, to the GIA or elect to withdraw funds, we will begin another guarantee period of the same duration as the one just ended and credit interest at the current rate for that new guarantee period. If you chose a guarantee period that is no longer available or if your original guarantee period is no longer available, we will use the guarantee period with the next longest duration.

    We reserve the right, at any time, to discontinue guarantee periods or to offer guarantee periods that differ from those available at the time your contract was issued. Since guarantee periods may change, please contact us to determine the current guarantee periods being offered.

MARKET VALUE ADJUSTMENT
    Any withdrawal from the MVA will be subject to a market value adjustment unless the effective date of the withdrawal is within the window period. For this purpose, redemptions, transfers and amounts applied to an annuity option under a contract are treated as withdrawals. The market value adjustment will be applied to the amount being withdrawn after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charges (surrender charges). See the contract prospectus for a description of these charges. The market value adjustment can be positive or negative. The amount being withdrawn after application of the market value adjustment can be greater than or less than the amount withdrawn before the application of the market value adjustment.

    A market value adjustment will not be applied upon the payment of the death benefit.

    The market value adjustment will reflect the relationship between the current rate (defined below) for the amount being withdrawn and the guaranteed rate. It is also reflective of the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is equal to or lower than the applicable current rate, the market value adjustment will result in a lower payment upon withdrawal. Conversely, if the guaranteed rate is higher than the applicable current rate, the market value adjustment will produce a higher payment upon withdrawal.

    The market value adjustment which is applied to the amount being withdrawn is determined by using the following formula:

    Market Value Adjustment

                          1 + i      n/12
         = Amount x [(--------------)     -1]
                      1 + j + 0.0025

    where,

    Amount, is the amount being withdrawn less any applicable administrative charges;

    i, is the guaranteed rate being credited to the amount being withdrawn;

    j, is the current rate, which is the current interest rate for new deposits with a guarantee period equal to the number of years remaining in the current guarantee period, rounded up to the next higher number of complete years;

    n, is the number of months rounded up to the next whole number from the date of the withdrawal or transfer to the end of the current guarantee period.

    If the company does not offer a guarantee period equal to the number of years remaining in the guarantee period, "j" will be determined by interpolation of the guaranteed rate for the guarantee periods then available.

EXAMPLES
    The following examples illustrate how the market value adjustment operates:

    EXAMPLE 1
    $10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this deposit amount is 5.50%.

    If, on January 1, 1999 (2 years after deposit), the full amount is taken from this MVA segment, the following amount is available:

    1. The accumulated amount prior to application of market value adjustment is:

        $10,000 x (1.055)(2) = $11,130.25

    2. The current rate that would be applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 6.50%.

    3. The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

    4. The market value adjustment equals $-386.43, and is calculated as follows:

                                   1 + 0.055     36/12
    $-386.43 = $11,130.25 x [(------------------)      -1]
                              1 + 0.065 + 0.0025

    The market value for the purposes of surrender on January 1, 1999 is therefore equal to $10,743.82 ($11,130.25 - $386.43).

    EXAMPLE 2
    $10,000 is deposited on January 1, 1997, into an MVA with a 5-year guarantee period. The guaranteed rate for this amount is 5.50%.

    If, on January 1, 1999 (2 years from deposit), the full amount is taken from this MVA segment, the following amount is available:

    1. The accumulated amount prior to application of market value adjustment is:

        $10,000 x (1.055)(2) = $11,130.25

    2. The current rate being applied on January 1, 1999 to amounts credited to a 3-year MVA segment is 4.50%.

    3. The number of months remaining in the guarantee period (rounded up to next whole number) is 36.

    4. The market value adjustment equals $240.79, and is calculated as follows:

                                   1 + 0.055     36/12
    $+240.79 = $11,130.25 x [(------------------)      -1]
                              1 + 0.045 + 0.0025


    The market value for the purposes of surrender on January 1, 1999 is therefore equal to $11,371.04 ($11,130.25 + $240.79).

    THE ABOVE EXAMPLES ARE HYPOTHETICAL AND ARE NOT INDICATIVE OF FUTURE OR PAST PERFORMANCE.

SETTING THE GUARANTEED RATE
    We determine guaranteed rates for current and future purchase payments, transfers or renewals. Although future guaranteed rates cannot be predicted, we guarantee that the guaranteed rate will never be less than 3% per annum.

DEDUCTION OF SURRENDER CHARGES ON WITHDRAWALS
    A market value adjustment will apply if a withdrawal is made before the expiration date and outside the window period as described above.

    Depending on your contract, a full or partial withdrawal of contract value, including amounts in the MVA, may also be subject to a surrender charge.

    Please note that other charges may also be imposed against the contract, including mortality and expense risk and administrative charges. For a more detailed explanation of any surrender charge applicable to your contract and of other applicable charges, please see the "Charges and Deductions" section of the contract prospectus.


INVESTMENTS BY PHL VARIABLE
--------------------------------------------------------------------------------

    Proceeds from purchases of the MVA option will be deposited into the PHL Variable Separate Account MVA1 ("Separate Account MVA1"), which is a non-unitized separate account established under Connecticut law. Contract values attributable to such proceeds are based on the interest rate we credit to MVA allocations and terms of the contract, and do not depend on the investment performance of the assets in Separate Account MVA1.

    Under Connecticut law, all income, gains or losses of Separate Account MVA1, whether realized or not, must be credited to or charged against the amounts placed in Separate Account MVA1, without regard to our other income, gains and losses. The assets of the Separate Account MVA1 may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

    There are no discreet units in Separate Account MVA1. No party with rights under any contract participates in the investment gain or loss from assets belonging to Separate Account MVA1. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in Separate Account MVA1 may drop below the reserves and other liabilities it must maintain. If the Separate Account MVA1 asset value drops below the reserve and other liabilities we must maintain in relation to the contracts supported by such assets, we will transfer assets from our general account to Separate Account MVA1. Conversely, if the amount we maintain is too much, we may transfer the excess to our general account.

    In establishing guaranteed rates, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. The company's investment strategy with respect to the proceeds attributable to the contracts generally will be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

    Investment-grade debt instruments in which the company intends to invest the proceeds from the contracts include:

[diamond]   Securities issued by the United States government or its agencies or instrumentalities.

[diamond]   Debt securities which have a rating, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc.
            (Aaa, Aa, A or Bb), Standard & Poor's Corporation (AAA, AA, A or
            BBB) or any other nationally recognized rating service.

[diamond]   Other debt instruments, although not rated by Moody's or Standard &
            Poor's, are deemed by the company's management to have an investment quality comparable to securities described above.

    While the above generally describes our investment strategy with respect to the proceeds attributable to the contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.


DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

    Phoenix Equity Planning Corporation ("PEPCO") acts as the principal underwriter of the contracts. PEPCO is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. PHL Variable is an indirect, wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix"). PEPCO is an indirect, wholly owned subsidiary of The Phoenix Companies, Inc. and is an affiliate of the company and of PHL Variable.

    PEPCO enters into selling agreements with broker-dealers or entities registered under or exempt under the Securities Act of 1934 ("selling brokers"). Contracts with the MVA option are offered in states where we have received authority and the MVA and the contracts have been approved. The maximum dealer concession that a selling broker will receive for selling a contract is 7.25%.


FEDERAL INCOME TAXATION DISCUSSION
--------------------------------------------------------------------------------

    Please refer to "Federal Income Taxes" in the contract prospectus for a discussion of the income tax status of the contract.


ACCOUNTING PRACTICES
--------------------------------------------------------------------------------

    The information presented below should be read with the audited financial statements of PHL Variable and other information included elsewhere in this prospectus.

    The financial statements and other financial information included in this prospectus have been prepared in conformity with accounting principles generally accepted in the United States.


DESCRIPTION OF PHL VARIABLE
--------------------------------------------------------------------------------

THE COMPANY
    We are PHL Variable Insurance Company ("PHL Variable") is a Connecticut stock life insurance company incorporated July 15, 1981. PHL Variable sells life insurance policies and annuity contracts through producers of affiliated distribution companies and through brokers. PHL Variable has authority to sell variable annuity contracts and life insurance products in the District of Columbia and all states except New York and Maine.


    PHL Variable is an indirect, wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix"), which is a wholly-owned subsidiary of The Phoenix Companies, Inc., ("PNX") a New York Stock Exchange listed company. Phoenix Home Life Mutual Insurance Company demutualized on June 25, 2001 by converting from a mutual life insurance company to a stock life insurance company, became a wholly-owned subsidiary of The Phoenix Companies and changed its name to Phoenix Life Insurance Company.

    PHL Variable's executive office is at One American Row, Hartford, Connecticut, 06103-2899.



SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with the financial statements and notes, which can be found at the end of this prospectus.

The following table reflects the results of our operations for the years ended December 31, 2005, 2004, 2003, 2002 and 2001;

   INCOME STATEMENT DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                    2005              2004            2003              2002              2001
                                               ----------------  --------------- ---------------- ----------------- ----------------
   REVENUES:
   Premiums..................................   $      9,521      $      7,367    $      5,829     $      4,372     $        5,129
   Insurance and investment product fees.....        109,270            83,300          65,529           46,915             32,379
   Investment income, net of expenses........        154,374           143,862         133,531           92,472             30,976
   Net realized investment gains (losses)....        (10,569)            5,121             768          (16,167)            (1,196)
                                               ----------------  --------------- ---------------- ----------------- ----------------
   TOTAL REVENUES............................        262,596           239,650         205,657          127,592             67,288
                                               ----------------  --------------- ---------------- ----------------- ----------------

   BENEFITS AND EXPENSES:
   Policy benefits...........................        130,279           136,760         127,311           98,915             39,717
   Policy acquisition cost amortization......         80,402            45,027          20,040           23,182              8,477
   Other operating expenses..................         50,493            35,683          35,288           27,386             15,305
                                               ----------------  --------------- ---------------- ----------------- ----------------
   TOTAL BENEFITS AND EXPENSES...............        261,174           217,470         182,639          149,483             63,499
                                               ----------------  --------------- ---------------- ----------------- ----------------
   Income (loss) before income taxes.........          1,422            22,180          23,018          (21,891)             3,789
   Applicable income taxes (benefit).........         (2,801)            5,465           8,369           (8,635)               539
   NET INCOME (LOSS).........................   $      4,223      $     16,715    $     14,649     $    (13,256)    $        3,250
                                               ================  =============== ================ ================= ================

   BALANCE SHEET DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                    2005              2004            2003              2002              2001
                                               ----------------  --------------- ---------------- ----------------- ----------------
   TOTAL ASSETS..............................  $   5,978,919     $   6,035,711    $  5,632,854     $  4,383,520     $    2,704,710
                                               ================  =============== ================ ================= ================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

    Premiums increased 29% in 2005 over 2004 and 26% in 2004 over 2003 due to higher sales of our term life insurance products.

    Insurance and investment product fees increased 31% in 2005 over 2004 due to higher sales of universal life products in 2005. We experienced a significant increase in large estate and business planning cases, some of which involved the use of non-recourse premium financing. In the first quarter of 2006 we affirmed our position that we will not accept sales of policies that employ this type of premium financing and do not contain strong evidence of insurance need and an insurable interest. We believe our vigilance in monitoring this activity, along with regulatory developments in this area, may impact sales but expect the overall trend in life sales to remain positive in 2006. Insurance and investment product fees increased 27% in 2004 over 2003 primarily due to growth in fee-based funds on deposit. In addition, in 2004, fee revenue from our assumed variable universal life and variable annuity blocks of business increased over the prior year.

    Net investment income remained flat in 2005. Net investment income increased 8% in 2004 over 2003 primarily due to an increase in invested assets related to the guaranteed interest account portion of our annuity business.

    Net realized investment gains (losses) worsened to a loss of $10,569 thousand in 2005 compared to a gain of $5,121 thousand in 2004 due to debt impairments and higher realized losses on sales of debt securities, in addition to lower gains on sales of debt and equity securities. Net realized investment gains increased $4,353 in 2004 over 2003 due primarily to lower debt security impairments and higher transaction gains on both debt and equity securities.

    Amortization of deferred policy acquisition costs increased 79% in 2005 over 2004 due primarily to higher DAC balances, improved investment margins for annuities and the effects of an adjustment or "unlocking" of assumptions. The unlocking was driven by revised assumptions regarding mortality experience offset by interest rate and spread adjustments for annuities. Amortization of deferred policy acquisition costs increased 125% for 2004 from 2003 primarily due to a larger block of business in force and adverse market performance.

    Other operating expenses increased 42% in 2005 over 2004 as a result of higher commissions, expenses and premium taxes driven by the increase in universal life new business. Other operating expenses remained flat in 2004 as compared to 2003.


LIQUIDITY AND CAPITAL RESOURCES
    The company's liquidity requirements are met by anticipating and managing the timing of cash uses and sources provided from insurance operations, investing activities and capital contributions from the parent.

    The growth in sales has created a need for additional cash in order to cover the acquisition costs incurred in operating activities. These liquidity requirements are currently being met through investing activities and by capital contributed by its parent. PM Holdings made capital contributions of $19 million, $40 million and $259 million in 2004, 2003 and 2002, respectively.


REINSURANCE
    While we have underwriting expertise and have experienced favorable mortality trends, we believe it is prudent to spread the risks associated with our life insurance products through reinsurance. As is customary in the life insurance industry, our reinsurance program is designed to protect us against adverse mortality experience generally and to reduce the potential loss we might face from a death claim on any one life.


    We cede risk to other insurers under various agreements that cover individual life insurance policies. The amount of risk ceded depends on our evaluation of the specific risk and applicable retention limits. Under the terms of our reinsurance agreements, the reinsurer agrees to reimburse us for the ceded amount in the event a claim is incurred. However, we remain liable to our policyholders for ceded insurance if any reinsurer fails to meet its obligations. Since we bear the risk of nonpayment by one or more of our reinsurers, we cede business to well-capitalized, highly rated insurers. While our current retention limit on any one life is $10 million ($12 million on second-to-die cases), we may cede amounts below those limits on a case-by-case basis depending on the characteristics of a particular risk. Typically our reinsurance contracts allow us to reassume ceded risks after a specified period. This right is valuable where our mortality experience is sufficiently favorable to make it financially advantageous for us to reassume the risk rather than continue paying reinsurance premiums.

    We reinsure up to 90% of the mortality risk on most new issues. As of December 31, 2005, we had ceded $30.5 billion in face amount of reinsurance, representing 73% of our total face amount of $41.7 billion of life insurance in force.

    On January 1, 1996, we entered into a reinsurance arrangement that covers 100% of the excess death benefits and related reserves for most variable annuity policies issued through December 31, 1999, including subsequent deposits. We retain the guaranteed minimum death benefit risks on the remaining variable deferred annuities in force that are not covered by this reinsurance arrangement.

    The following table lists our five principal life reinsurers, together with the reinsurance recoverables on a statutory basis as of December 31, 2005, the face amount of life insurance ceded as of December 31, 2005, and the reinsurers' A.M. Best ratings.

                                                                      REINSURANCE            FACE AMOUNT OF
                                                                      RECOVERABLE            LIFE INSURANCE            A.M. BEST
REINSURER                                                               BALANCES                 CEDED                 RATING(1)
                                                                   -------------------     -------------------     -----------------
($ in thousands)
  RGA..........................................................         $18,025               $9,026,823                  A+
  AEGON USA....................................................         $14,100               $6,464,213                  A+
  Swiss Re.....................................................         $11,003               $2,465,349                  A+
  Scottish Re..................................................          $3,854               $3,920,782                  A-
  Munich Re....................................................          $1,494               $2,539,140                  A+

---------------
(1) A.M. Best Ratings are as of December 31, 2005.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Enterprise Risk Management
    During 2003, PNX implemented a comprehensive, enterprise-wide risk management program under which PHL Variable's operations are covered. Early in 2004, PNX appointed a Chief Risk Officer, reporting to the Chief Financial Officer, to oversee all of our risk management activities. PNX has established an Enterprise Risk Management Committee, chaired by the Chief Executive Officer of PNX, to ensure our risk management principles are followed and our objectives are accomplished. In addition, PNX has established several management committees overseeing and addressing issues pertaining to all our major risks--product, market and operations--and capital management.

Operational Risk
    Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. PNX has established an Operational Risk Committee, chaired by the Chief Risk Officer, to develop an enterprise-wide framework for managing and measuring operational risks. This committee meets monthly and has a membership that represents all significant operating, financial and staff departments of PNX.

Market Risk
    Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through both our investment activities and our insurance operations. Our investment objective is to maximize after-tax investment return within defined risk parameters. Our primary sources of investment risk are:

[diamond]   interest rate risk, which relates to the market price and cash flow variability associated with changes in market interest rates;

[diamond]   credit risk, which relates to the uncertainty associated with the ongoing ability of an obligor to make timely payments of principal and interest; and

[diamond]   equity risk, which relates to the volatility of prices for equity and equity-like investments.

    We measure, manage and monitor market risk associated with our insurance and annuity business, as part of our ongoing commitment to fund insurance liabilities. We have developed an integrated process for managing the interaction between product features and market risk. This process involves our Corporate Finance, Corporate Portfolio Management, Life and Annuity Finance, and Life and Annuity Product Development departments. These areas coordinate with each other and report results and make recommendations to our Asset-Liability Management Committee, or ALCO, chaired by the Chief Financial Officer.

    We also measure, manage and monitor market risk associated with our general account investments, both backing insurance liabilities and supporting surplus. This process involves our Corporate Portfolio Management personnel and Goodwin Capital Advisors, or Goodwin, the Hartford-based asset management affiliate of PNX. These organizations work together, make recommendations and report results to our Investment Policy Committee, chaired by the Chief Investment Officer. Please refer to the sections that follow, including "Debt and Equity Securities Held in General Account", for more information on our investment risk exposures. We regularly refine our policies and procedures to appropriately balance market risk exposure and expected return.

Interest Rate Risk Management
    Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our interest-sensitive insurance liabilities and from our significant holdings of fixed rate investments. Our insurance liabilities largely comprise traditional and universal life policies and annuity contracts. Our fixed maturity investments include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds, asset-backed securities, mortgage-backed securities and mortgage loans, most of which are mainly exposed to changes in medium-term and long-term U.S. Treasury rates.

    We manage interest rate risk as part of our asset-liability management and product development processes. Asset-liability management strategies include the segmentation of investments by product line and the construction of investment portfolios designed to satisfy the projected cash needs of the underlying product liabilities. All asset-liability strategies are approved by the ALCO. We manage the interest rate risk in portfolio segments by modeling and analyzing asset and product liability durations and projected cash flows under a number of interest rate scenarios.

    One of the key measures we use to quantify our interest rate exposure is duration, as a measure of the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, if interest rates increase by 100 basis points, or 1%, the fair value of an asset with a duration of five years is expected to decrease by 5%. We believe that as of December 31, 2005, our asset and liability portfolio durations were well matched, especially for our largest and most interest-sensitive segments. We regularly undertake a sensitivity analysis that calculates liability durations under various cash flow scenarios.

    The selection of a 100 basis point immediate increase or decrease in interest rates at all points on the yield curve is a hypothetical rate scenario used to demonstrate potential risk. While a 100 basis point immediate increase or decrease of this type does not represent our view of future market changes, it is a hypothetical near-term change that illustrates the potential effect of such events. Although these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of on-going portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

    To calculate duration, we project asset and liability cash flows and discount them to a net present value using a risk-free market rate increased for credit quality, liquidity and any other relevant specific risks. Duration is calculated by revaluing these cash flows at an alternative level of interest rates and by determining the percentage change in fair value from the base case.

    We also manage interest rate risk by emphasizing the purchase of securities that feature prepayment restrictions and call protection. Our product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products.

    The table below shows the estimated interest rate sensitivity of our fixed income financial instruments measured in terms of fair value.

INTEREST RATE SENSITIVITY OF FIXED INCOME
FINANCIAL INSTRUMENTS:                                                                 AS OF DECEMBER 31, 2005
($ in thousands)                                                     ------------------------------------------------------------
                                                                                     -100 BASIS                     +100 BASIS
                                                                       CARRYING         POINT                          POINT
                                                                         VALUE         CHANGE        FAIR VALUE       CHANGE
                                                                     -------------- --------------  -------------- --------------

Cash and cash equivalents....................................        $     25,818   $     25,839    $     25,818   $     25,797
Available-for-sale debt securities...........................           2,789,491      2,866,481       2,789,491      2,712,501
                                                                     -------------- --------------  -------------- --------------
TOTAL........................................................        $  2,815,309   $  2,892,320    $  2,815,309   $  2,738,298
                                                                     ============== ==============  ============== ==============

    In 1999, we began selling Retirement Planners Edge, or RPE, a no-load variable annuity. RPE was designed to attract contributions into variable sub-accounts on which we earn mortality and expense fees. However, the bulk of the funds were allocated to guaranteed interest accounts, or GIAs, which offered a 3% guaranteed interest rate. We anticipated the liabilities would be of a short duration and, with the low level of interest rates, we were unable to invest funds at a rate that guaranteed a spread that covered commissions and interest credited. In September 2002, we stopped accepting applications for RPE, although existing policyholders have the right to make subsequent cumulative gross deposits up to $1 million per contract.

ANNUITY DEPOSIT FUND BALANCES:                                                                           AS OF DECEMBER 31,
($ in thousands)                                                                                   ------------------------------
                                                                                                        2005            2004
                                                                                                   --------------  --------------
POLICYHOLDER DEPOSIT FUNDS
Retirement Planners Edge GIAs...............................................................       $      783.1    $    1,072.4
Other variable annuity GIAs.................................................................              558.2           632.6
                                                                                                   --------------  --------------
Variable annuity GIAs.......................................................................            1,341.3         1,705.0
Fixed annuities.............................................................................              894.1           916.8
                                                                                                   --------------  --------------
TOTAL VARIABLE ANNUITY GIAs AND FIXED ANNUITIES.............................................       $    2,235.4    $    2,621.8
                                                                                                   ==============  ==============

    The funds in the RPE GIAs decreased by $289.3 million during 2005. We believe most contract holders currently view RPE as an alternative to money market investments.

    Because experience showed that the duration of the RPE liabilities is longer than we had previously assumed, beginning in the second quarter of 2004 we extended the duration of the assets. In the third quarter of 2005, we shortened the duration of the asset portfolio in response to increasing short-term yields and to higher lapse rates. The net effect of these changes has been to enhance operating income to the point where this product essentially breaks even.

Credit Risk Management
    We manage credit risk through the fundamental analysis of the underlying obligors, issuers and transaction structures. Through Goodwin, we employ a staff of experienced credit analysts who review obligors' management, competitive position, cash flow, coverage ratios, liquidity and other key financial and non-financial information. These analysts recommend the investments needed to fund our liabilities while adhering to diversification and credit rating guidelines. In addition, when investing in private debt securities, we rely upon broad access to management information, negotiated protective covenants, call protection features and collateral protection. We review our debt security portfolio regularly to monitor the performance of obligors and assess the stability of their current credit ratings.

    We also manage credit risk through industry and issuer diversification and asset allocation. Maximum exposure to an issuer or derivatives counterparty is defined by quality ratings, with higher quality issuers having larger exposure limits. We have an overall limit on below investment-grade rated issuer exposure.

Equity Risk Management
    Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our variable annuity and variable life products, as well as from our holdings of common stocks, mutual funds and other equities. We manage our insurance liability risks on an integrated basis with other risks through our liability and risk management and capital and other asset allocation strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

    Certain of our annuity products contain guaranteed minimum death benefits. The guaranteed minimum death benefit feature provides annuity contract holders with a guarantee that the benefit received at death will be no less than a prescribed amount. This minimum amount is based on the net deposits paid into the contract, the net deposits accumulated at a specified rate, the highest historical account value on a contract anniversary or, if a contract has more than one of these features, the greatest of these values. To the extent that the guaranteed minimum death benefit is higher than the current account value at the time of death, we incur a cost. This typically results in an increase in annuity policy benefits in periods of declining financial markets and in periods of stable financial markets following a decline. As of December 31, 2005 and 2004, the difference between the guaranteed minimum death benefit and the current account value (net amount at risk) for all existing contracts was $74,857 thousand and $114,945 thousand, respectively. This is our exposure to loss should all of our contractholders have died on either December 31, 2005 or 2004.

GUARANTEED MINIMUM DEATH BENEFIT EXPOSURE:                                                               AS OF DECEMBER 31,
($ in thousands)                                                                                   ------------------------------
                                                                                                         2005            2004
                                                                                                   --------------  --------------

Net amount at risk on minimum guaranteed death benefits (before reinsurance)................       $    203,657    $    276,435
Net amount at risk reinsured................................................................            128,800         161,490
                                                                                                   --------------  --------------
Net amount at risk on minimum guaranteed death benefits (after reinsurance).................       $     74,857    $    114,945
                                                                                                   ==============  ==============

Weighted-average age of contractholder......................................................             61              61
                                                                                                   ==============  ==============


PAYMENTS RELATED TO GUARANTEED MINIMUM DEATH BENEFITS,
NET OF REINSURANCE RECOVERIES:                                                                 YEAR ENDED DECEMBER 31,
($ in thousands)                                                                    ---------------------------------------------
                                                                                         2005            2004           2003
                                                                                    --------------  -------------- --------------

Death claims payments before reinsurance.....................................       $      2,088    $      3,765   $      4,976
Reinsurance recoveries.......................................................               (802)         (1,436)        (2,943)
                                                                                    --------------  -------------- --------------
Net death claims payments....................................................       $      1,286    $      2,329   $      2,033
                                                                                    ==============  ============== ==============


    We establish a reserve for guaranteed minimum death benefits using a methodology consistent with the AICPA SOP No. 03-01, Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts. This reserve is determined using the net amount at risk taking into account estimates for mortality, equity market returns, and voluntary terminations under a wide range of scenarios at December 31, 2005 and 2004.


RESERVES RELATED TO GUARANTEED MINIMUM DEATH BENEFITS,
NET OF REINSURANCE RECOVERABLES:                                                                         AS OF DECEMBER 31,
($ in thousands)                                                                                   ------------------------------
                                                                                                        2005            2004
                                                                                                   --------------  --------------

Statutory reserve...........................................................................       $     11,889    $     12,063
GAAP reserve................................................................................              9,812           7,783

    Certain of our annuity products contain guaranteed minimum living benefits. These include guaranteed minimum accumulation, withdrawal, income and payout annuity floor benefits. We have established a hedging program for managing the risk associated with our new guaranteed minimum accumulation and withdrawal benefit features. As of December 31, 2005, sales of these benefits had not yet created a significant enough exposure to meet our requirement for executing derivative transactions under that hedge program. We continue to analyze and refine our strategies for managing risk exposures associated with all our separate account guarantees. The statutory reserves for these totaled $3,913 thousand and $1,928 thousand at December 31, 2005 and 2004, respectively. The GAAP reserves totaled $3,484 thousand and $1,393 thousand at December 31, 2005 and 2004, respectively.

Deferred Policy Acquisition Costs
    The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred. In connection with our 2002 acquisition of the variable life and annuity business of Valley Forge Life Insurance Company, we recognized an asset for the present value of future profits (PVFP) representing the present value of estimated net cash flows embedded in the existing contracts acquired. This asset is included in deferred acquisition costs (DAC).

    We amortize DAC and PVFP based on the related policy's classification. For term life insurance policies, DAC is amortized in proportion to projected net premiums. For universal life, variable universal life and accumulation annuities, DAC and PVFP are amortized in proportion to estimated gross profits. Policies may be surrendered for value or exchanged for a different one of our products (internal replacement); the DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

    The amortization process requires the use of various assumptions, estimates and judgments about the future. The primary assumptions are expenses, investment performance, mortality and contract cancellations (i.e., lapses, withdrawals and surrenders). These assumptions are reviewed on a regular basis and are generally based on our past experience, industry studies, regulatory requirements and judgments about the future. Changes in estimated gross profits based on actual experiences are reflected as an adjustment to total amortization to date resulting in a charge or credit to earnings. Finally, analyses are performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

    During 2005, amortization of DAC was increased by an adjustment, or "unlocking" of assumptions. The unlocking was driven by revised assumptions regarding mortality experience offset by interest rate and spread adjustments for annuities.


ACTIVITY IN DEFERRED POLICY ACQUISITION COSTS:                                                YEAR ENDED DECEMBER 31,
($ in thousands)                                                                  ------------------------------------------------
                                                                                       2005            2004             2003
                                                                                  --------------- ---------------  ---------------

Direct acquisition costs deferred, excluding acquisitions................         $     137,036   $     106,788    $     120,582
Recurring costs amortized to expense.....................................               (86,608)        (45,027)         (20,040)
Credit related to investment gains or losses.............................                 6,206              --               --
Offsets to net unrealized investment gains or losses
  included in other comprehensive income (Note 3)........................                39,223            (912)          16,390
                                                                                  ---------------   -------------   --------------
Change in deferred policy acquisition costs..............................                95,857          60,849          116,932
Deferred policy acquisition costs, beginning of year.....................               433,458         372,609          255,677
                                                                                  ---------------   -------------   --------------
DEFERRED POLICY ACQUISITION COSTS, END OF YEAR...........................         $     529,315   $     433,458    $     372,609
                                                                                  =============== ===============  ===============


Foreign Currency Exchange Risk Management
    Foreign currency exchange risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our functional currency is the U.S. dollar. Our exposure to fluctuations in foreign exchange rates against the U.S. dollar primarily results from our holdings in non-U.S. dollar-denominated debt and equity securities which are not material to our financial statements at December 31, 2005.

EMPLOYEES
    Phoenix employees perform all management and administrative functions. PHL Variable is charged for such services on a time allocation basis.

EXECUTIVE COMPENSATION
    All of the executive officers of PHL Variable also serve as officers of Phoenix and receive no direct compensation from PHL Variable. Allocations have been made as to the officers' time devoted to duties as executive officers of PHL Variable.


----------------------------------------------------------------------------------------------------------------------------------
                          Annual Compensation                                            Long Term Compensation
-------------------- --------------------------------------------------- ---------------------------------------------------------
                                                                         Restricted     Securities          LTIP       All Other
Name and Principal                                        Other Annual   Stock          Underlying         Payouts    Compensation
Position               Year     Salary ($)   Bonus ($)    Compensation   Awards($)   Options/(SARs)(#)       ($)          ($)
----------------------------------------------------------------------------------------------------------------------------------
Philip Polkinghorn, Director and President
----------------------------------------------------------------------------------------------------------------------------------
                       2005      $63,540      $58,951          -          $35,889           -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2004      $147,271    $100,500          -          $82,018           -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2003*        -            -             -             -              -               -             -
----------------------------------------------------------------------------------------------------------------------------------
Tracy Rich, Executive Vice President and Assistant Secretary
----------------------------------------------------------------------------------------------------------------------------------
                       2005      $59,304      $38,548          -          $5,262            -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2004**       -            -             -             -              -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2003**       -            -             -             -              -               -             -
----------------------------------------------------------------------------------------------------------------------------------
Gina O'Connell, Senior Vice President
----------------------------------------------------------------------------------------------------------------------------------
                       2005**       -            -             -             -              -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2004      $101,706     $32,882          -             -              -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2003*        -            -             -             -              -               -             -
----------------------------------------------------------------------------------------------------------------------------------
Michael E. Haylon, Director, Executive Vice President and Chief Financial Officer
----------------------------------------------------------------------------------------------------------------------------------
                       2005      $53,912     $155,058          -          $26,956           -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2004**       -            -             -             -              -               -             -
-------------------- ---------- ----------- ------------ -------------- ------------ ------------------- ---------- --------------
                       2003*        -            -             -             -              -               -             -
----------------------------------------------------------------------------------------------------------------------------------

*  Did not serve as an executive officer that year
** Either no allocation was made that year, or the allocation was under $100,000.


DIRECTORS AND OFFICERS OF PHL VARIABLE

----------------------------------------------------------------------------------------------------------------------------------
                                          LENGTH OF
NAME                            AGE***    TIME SERVED                    POSITION
----------------------------------------------------------------------------------------------------------------------------------
Michael E. Haylon*                48      Director since 01/01/2004      Director, Executive Vice President and Chief Financial
                                          Officer since 08/20/2002       Officer
----------------------------------------------------------------------------------------------------------------------------------
Christopher Wilkos**              48      Officer since 09/02/1997       Senior Vice President and Corporate Portfolio Manager
----------------------------------------------------------------------------------------------------------------------------------
Philip K. Polkinghorn*            48      Director since 08/16/2004      Director and President
                                          Officer since 08/16/2004
----------------------------------------------------------------------------------------------------------------------------------
James D. Wehr**                   48      Director since 08/16/2004      Director, Executive Vice President and Chief Investment
                                          Officer since 01/01/2004       Officer
----------------------------------------------------------------------------------------------------------------------------------
Gina C. O'Connell*                43      Officer since 05/02/2003       Senior Vice President
----------------------------------------------------------------------------------------------------------------------------------
Tracy L. Rich*                    54      Officer since 03/17/2003       Executive Vice President and Assistant Secretary
----------------------------------------------------------------------------------------------------------------------------------

* The business address of this individual is One American Row, Hartford, CT 06103-2899
** The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836
*** Ages are as of 03/23/2006

MANAGEMENT OWNERSHIP OF THE PHOENIX COMPANIES, INC. STOCK
    No executive officers nor any director of the PHL Variable owns any stock of the company or of any affiliated corporation except for the shares of PNX common stock, which are shown as owned as of February 28, 2006.


----------------------------------------------------------------

                            AMOUNT AND NATURE OF BENEFICIAL
                                      OWNERSHIP(1)
------------------------ ------------ ------------- ------------
NAME AND BENEFICIAL         SOLE         SHARED     PERCENT OF
OWNER                     POWER(2)      POWER(3)     CLASS(1)
------------------------ ------------ ------------- ------------
Philip Polkinghorn         16,162             -           *
------------------------ ------------ ------------- ------------
Tracy Rich                 13,497            37           *
------------------------ ------------ ------------- ------------
Gina O'Connell              1,730         5,718           *
------------------------ ------------ ------------- ------------
Michael Haylon             26,394             -           *
------------------------ ------------ ------------- ------------
All current directors      71,560         5,737           *
and executive officers
as a group (6 persons)
----------------------------------------------------------------

*   less than one percent
(1) The number of shares reflected are shares which under application regulations of the Securities and Exchange Commission are deemed to be beneficially owned. Shares deemed to be beneficially owned, under such regulations, include shares as to which, directly or indirectly, through any contract, relationship, arrangement, understanding or otherwise, either voting power or investment power is held or shared. The total number of shares beneficially owned is subdivided, where applicable, into two categories: shares as to which voting/investment power is held solely and shares as to which voting/investment power is shared. The percentage calculation is based on the aggregate number of shares beneficially owned.
(2) The amounts reported include shares allocated to accounts under PNX's 401(k) and Employee Stock Purchase Plan as follows: Philip Polkinghorn, 1,162 shares; Tracy Rich, 13,460 shares; Gina O'Connell, 1,712 shares; Michael Haylon, 1,343 shares; and all current directors and executive officers as a group 31,420.
(3) This column may include shares held in the name of a spouse, minor children, or certain other relatives sharing the same home as the director or officer, or held by the director or officer, or the spouse of the director or officer, as a trustee or as a custodian for children. Unless otherwise noted below, the directors and officers disclaim beneficial ownership of these shares.


EXPERTS
--------------------------------------------------------------------------------


    The financial statements of PHL Variable Insurance Company as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

    Kathleen A. McGah, Vice President and Counsel, and Brian A. Giantonio, Vice President and Counsel, Phoenix Life Insurance Company, Hartford, Connecticut have passed upon legal matters relating to the validity of the securities being issued. Ms. McGah and Mr. Giantonio also have provided advice on certain matters relating to federal securities and income tax laws about the contracts.


LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

    We are regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming us as a defendant ordinarily involves our activities as an insurer, investor or taxpayer. Several current proceedings are discussed below. In addition, state regulatory bodies, the Securities and Exchange Commission, or SEC, the National Association of Securities Dealers, Inc., or NASD, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws.

    For example, during 2003 and 2004, the SEC conducted examinations of certain company variable products and certain affiliated investment advisors and mutual funds. In 2004, the NASD also commenced examinations of two affiliated broker-dealers; the examinations were closed in April 2005 and November 2004, respectively. In February 2005, the NASD notified an affiliate of the company that it was asserting violations of trade reporting rules by the affiliate of the company. The affiliated company responded to the NASD allegations in May 2005 but has not received any further inquiries to date.

    Federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding compliance by the company with securities and other laws and regulations affecting their registered products. The company endeavors to respond to such inquiries in an appropriate way and to take corrective action if warranted. Recently, there has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues. Our products entitle us to impose restrictions on transfers between separate account sub-accounts associated with our variable products.

    In 2004 and 2005, the Boston District Office of the SEC conducted a compliance examination of certain of the company's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficient letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested the company to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether the company believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist the company in preparing the analysis. Based on the analysis, the company advised the SEC that it does not believe that reimbursement is appropriate.

    Over the past two years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

    Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific. In this regard, in 2004, we received a subpoena from the Connecticut Attorney General's office requesting information regarding certain distribution practices since 1998. Over 40 companies received such a subpoena. We are cooperating fully and have had no further inquiry since filing our response.

    These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition, or consideration of available insurance and reinsurance and the provision made in our consolidated financial statements. However, given the large or indeterminate amounts sought in certain of these matters and litigation's inherent unpredictability, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows.

         PHL VARIABLE
         INSURANCE COMPANY
         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
         FINANCIAL STATEMENTS
         DECEMBER 31, 2005 AND 2004

                                               TABLE OF CONTENTS

                                                                                                                    PAGE
                                                                                                              -----------------

Report of Independent Registered Public Accounting Firm...................................................          F-3

Balance Sheet as of December 31, 2005 and 2004............................................................          F-4

Statement of Income, Comprehensive Income and Changes in Stockholder's Equity
  for the years ended December 31, 2005, 2004 and 2003....................................................          F-5

Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003..............................          F-6

Notes to Financial Statements.............................................................................       F-7 - F-20

[LOGO] PricewaterhouseCoopers
--------------------------------------------------------------------------------




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM






To the Board of Directors and Stockholder of PHL Variable Insurance Company:

In our opinion, the accompanying balance sheet and the related statements of income, comprehensive income and changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company (the Company) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 22, 2006

                                         PHL VARIABLE INSURANCE COMPANY
                                                 BALANCE SHEET
                                      ($ in thousands, except share data)
                                           DECEMBER 31, 2005 AND 2004

                                                                                                  2005            2004
                                                                                             --------------- ---------------

ASSETS:
Available-for-sale debt securities, at fair value.........................................   $   2,789,491   $   3,075,379
Available-for-sale equity securities, at fair value.......................................              --             261
Policy loans, at unpaid principal balances................................................           8,171           2,486
Other invested assets.....................................................................           1,129           4,393
                                                                                              -------------- ---------------
Total investments.........................................................................       2,798,791       3,082,519
Cash and cash equivalents.................................................................          25,818          39,598
Accrued investment income.................................................................          30,837          27,353
Deferred policy acquisition costs.........................................................         529,315         433,458
Receivable from related parties...........................................................          31,119           1,559
Other general account assets..............................................................          25,354          37,653
Separate account assets...................................................................       2,537,685       2,413,571
                                                                                             --------------- ---------------
TOTAL ASSETS..............................................................................   $   5,978,919   $   6,035,711
                                                                                             =============== ===============

LIABILITIES:
Policyholder deposit funds................................................................   $   2,256,129   $   2,627,920
Policy liabilities and accruals...........................................................         487,573         350,851
Deferred income taxes.....................................................................          73,356          63,402
Payable to related parties................................................................          71,629          11,722
Other general account liabilities.........................................................          10,284          19,884
Separate account liabilities..............................................................       2,537,685       2,413,571
                                                                                             --------------- ---------------
TOTAL LIABILITIES.........................................................................       5,436,656       5,487,350
                                                                                             --------------- ---------------

CONTINGENT LIABILITIES (NOTE 11)..........................................................

STOCKHOLDER'S EQUITY:
Common stock, $5,000 par value: 1,000 shares authorized; 500 shares issued................           2,500           2,500
Additional paid-in capital................................................................         503,234         503,234
Retained earnings.........................................................................          37,134          32,911
Accumulated other comprehensive income (loss).............................................            (605)          9,716
                                                                                             --------------- ---------------
TOTAL STOCKHOLDER'S EQUITY................................................................         542,263         548,361
                                                                                             --------------- ---------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY................................................   $   5,978,919   $   6,035,711
                                                                                             =============== ===============

The accompanying notes are an integral part of these financial statements.

                                         PHL VARIABLE INSURANCE COMPANY
                  STATEMENT OF INCOME, COMPREHENSIVE INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
                                                ($ in thousands)
                                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                                 2005             2004             2003
                                                                            ---------------  ---------------  ---------------

 REVENUES:
 Premiums.................................................................  $       9,521    $       7,367    $       5,829
 Insurance and investment product fees....................................        109,270           83,300           65,529
 Investment income, net of expenses.......................................        154,374          143,862          133,531
 Net realized investment gains (losses)...................................        (10,569)           5,121              768
                                                                            ---------------  ---------------  ---------------
 TOTAL REVENUES...........................................................        262,596          239,650          205,657
                                                                            ---------------  ---------------  ---------------

 BENEFITS AND EXPENSES:
 Policy benefits..........................................................        130,279          136,760          127,311
 Policy acquisition cost amortization.....................................         80,402           45,027           20,040
 Other operating expenses.................................................         50,493           35,683           35,288
                                                                            ---------------  ---------------  ---------------
 TOTAL BENEFITS AND EXPENSES..............................................        261,174          217,470          182,639
                                                                            ---------------  ---------------  ---------------
 Income before income taxes...............................................          1,422           22,180           23,018
 Applicable income taxes (benefit)........................................         (2,801)           5,465            8,369
                                                                            ---------------   --------------   --------------
 NET INCOME...............................................................  $       4,223    $      16,715    $      14,649
                                                                            ===============  ===============  ===============

 FEES PAID TO RELATED PARTIES (NOTE 6)

 COMPREHENSIVE INCOME:
 NET INCOME...............................................................  $       4,223    $      16,715    $      14,649
                                                                            ---------------  ---------------  ---------------
 Net unrealized investment gains (losses).................................         (9,986)         (14,802)           2,561
 Net unrealized derivative instruments losses.............................           (335)            (336)            (335)
                                                                            ---------------  ---------------  ---------------
 OTHER COMPREHENSIVE INCOME (LOSS)........................................        (10,321)         (15,138)           2,226
                                                                            ---------------  ---------------  ---------------
 COMPREHENSIVE INCOME (LOSS)..............................................  $      (6,098)   $       1,577    $      16,875
                                                                            ===============  ===============  ===============

 ADDITIONAL PAID-IN  CAPITAL:
 Capital contributions from parent........................................  $          --    $      19,000    $      40,000

 RETAINED EARNINGS:
 Net income...............................................................          4,223           16,715           14,649

 ACCUMULATED OTHER COMPREHENSIVE INCOME:
 Other comprehensive income (loss)........................................        (10,321)         (15,138)           2,226
                                                                            ---------------  ---------------  ---------------

 CHANGE IN STOCKHOLDER'S EQUITY...........................................         (6,098)          20,577           56,875
 Stockholder's equity, beginning of year..................................        548,361          527,784          470,909
                                                                            ---------------  ---------------  ---------------
 STOCKHOLDER'S EQUITY, END OF YEAR........................................  $     542,263    $     548,361    $     527,784
                                                                            ===============  ===============  ===============

The accompanying notes are an integral part of these financial statements.

                                         PHL VARIABLE INSURANCE COMPANY
                                            STATEMENT OF CASH FLOWS
                                                ($ in thousands)
                                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                                2005              2004              2003
                                                                          ----------------  ----------------  ----------------

 OPERATING ACTIVITIES:
 Net income.............................................................  $        4,223    $       16,715    $       14,649
 Net realized investment (gains) losses.................................          10,569            (5,121)             (768)
 Investment (gains) losses..............................................         (15,293)           (5,634)            6,876
 Deferred income taxes..................................................          15,512            15,627            15,734
 Increase in deferred policy acquisition costs..........................         (56,634)          (61,761)         (100,542)
 Increase in policy liabilities and accruals............................         155,315           135,384           126,059
 Other assets and other liabilities change..............................          34,725           (19,262)           32,352
                                                                          ----------------  ----------------  ----------------
 CASH FROM OPERATING ACTIVITIES.........................................         148,417            75,948            94,360
                                                                          ----------------  ----------------  ----------------

 INVESTING ACTIVITIES:
 Investment purchases...................................................      (1,148,093)       (1,506,835)       (2,068,268)
 Investment sales, repayments and maturities............................       1,357,687         1,503,161         1,338,495
                                                                          ----------------  ----------------  ----------------
 CASH FROM (FOR) INVESTING ACTIVITIES...................................         209,594            (3,674)         (729,773)
                                                                          ----------------  ----------------  ----------------

 FINANCING ACTIVITIES:
 Policyholder deposit fund deposits.....................................         236,099           365,166           928,973
 Policyholder deposit fund withdrawals..................................        (607,890)         (497,814)         (725,834)
 Capital contributions from parent......................................              --            19,000            40,000
                                                                          ----------------  ----------------  ----------------
 CASH FROM (FOR) FINANCING ACTIVITIES...................................        (371,791)         (113,648)          243,139
                                                                          ----------------  ----------------  ----------------
 CHANGE IN CASH AND CASH EQUIVALENTS....................................         (13,780)          (41,374)         (392,274)
 Cash and cash equivalents, beginning of year...........................          39,598            80,972           473,246
                                                                          ----------------  ----------------  ----------------
 CASH AND CASH EQUIVALENTS, END OF YEAR.................................  $       25,818    $        39,598    $       80,972
                                                                          ================  ================  ================

The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


1.   ORGANIZATION AND OPERATIONS

PHL Variable Insurance Company is a life insurance company offering variable and fixed annuity and non-participating life insurance products. It is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings, Inc. is a wholly-owned subsidiary of Phoenix Life Insurance Company (Phoenix Life), which is a wholly-owned subsidiary of The Phoenix Companies, Inc., a New York Stock Exchange listed company. Phoenix Home Life Mutual Insurance Company demutualized on June 25, 2001 by converting from a mutual life insurance company to a stock life insurance company, became a wholly-owned subsidiary of The Phoenix Companies and changed its name to Phoenix Life Insurance Company. We have reclassified certain amounts for 2004 and 2003 to conform with 2005 presentation.

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). In preparing these financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities at reporting dates and the reported amounts of revenues and expenses during the reporting periods. Actual results will differ from these estimates and assumptions. We employ significant estimates and assumptions in the determination of deferred policy acquisition costs; policyholder liabilities and accruals; the valuation of investments in debt and equity securities, and accruals for deferred taxes. Significant accounting policies are presented throughout these notes.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2005, the Accounting Standards Executive Committee, or AcSEC, of the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts," or SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards No. 97, or SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We will adopt SOP 05-1 on January 1, 2007. We are currently assessing the impact of SOP 05-1 on our financial position and results of operations.

Other-Than-Temporary Impairments: FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or FSP 115-1, is effective for reporting periods beginning after December 15, 2005. Earlier application is permitted. FSP 115-1 provides guidance as to the determination of other-than-temporarily impaired securities and requires certain financial disclosures with respect to unrealized losses. These accounting and disclosure requirements largely codify our existing practices as to other-than-temporarily impaired securities and thus, does not have a material effect on our financial statements.

Nontraditional Long-Duration Contracts and Separate Accounts: Effective January 1, 2004, we adopted the AICPA's Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," or SOP 03-1. SOP 03-1 provides guidance related to the accounting, reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits such as guaranteed minimum death benefits and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, SOP 03-1 addresses the presentation and reporting of separate accounts, as well as rules concerning the capitalization and amortization of sales inducements. Since this new accounting standard largely codifies certain accounting and reserving practices related to applicable nontraditional long-duration contracts and separate accounts that we already followed, our adoption did not have a material effect on our financial statements.


2.   OPERATING ACTIVITIES

PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Revenues for annuity and universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to fund values. We recognize premiums for long-duration life insurance products as revenue when due from policyholders. We recognize life insurance premiums for short-duration life insurance products as premium revenue pro rata over the related contract periods. We match benefits, losses and related expenses with premiums over the related contract periods.

REINSURANCE

We use reinsurance agreements to provide for greater diversification of business, control exposure to potential losses arising from large risks and provide additional capacity for growth.

We recognize assets and liabilities related to reinsurance ceded contracts on a gross basis. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

We remain liable to the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect. Failure of the reinsurers to honor their obligations could result in losses to us; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize our exposure to significant losses from reinsurance insolvencies, we regularly evaluate the financial condition of our reinsurers.

Our reinsurance program varies based on the type of risk, for example:

     o On direct policies, the maximum of individual life insurance retained by us on any one life is $10 million for single life and joint first-to-die policies and $12 million for joint last-to-die policies, with excess amounts ceded to reinsurers.
     o We reinsure 50% to 90% of the mortality risk for certain issues of term and universal life policies.
     o We reinsure 100% of the excess death benefits for most variable annuity policies issued through December 31, 1999, including subsequent deposits.

DIRECT BUSINESS AND REINSURANCE:                                                        YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Direct premiums..........................................................   $      55,277    $      43,348    $      30,404
Premiums ceded to reinsurers.............................................         (45,756)         (35,981)         (24,575)
                                                                            ---------------  ---------------  ---------------
PREMIUMS.................................................................   $       9,521    $       7,367    $       5,829
                                                                            ===============  ===============  ===============

Direct policy benefits incurred..........................................   $      15,538    $      37,846    $      19,031
Policy benefits assumed from reinsureds..................................             381              286              160
Policy benefits ceded to reinsurers......................................          (9,572)         (26,767)         (12,829)
                                                                            ---------------  ---------------  ---------------
POLICY BENEFITS..........................................................   $       6,347    $      11,365    $       6,362
                                                                            ===============  ===============  ===============

Direct life insurance in-force...........................................   $  41,566,483    $  30,623,344    $  20,518,533
Life insurance in-force assumed from reinsureds..........................         135,447          155,964          168,788
Life insurance in-force ceded to reinsurers..............................     (30,459,568)     (23,057,775)     (15,544,504)
                                                                            ---------------  ---------------  ---------------
LIFE INSURANCE IN-FORCE..................................................   $  11,242,362    $   7,721,533    $   5,142,817
                                                                            ===============  ===============  ===============
Percentage of amount assumed to net insurance in-force...................           1.20%            2.02%            3.28%
                                                                            ===============  ===============  ===============

The policy benefit amounts above exclude changes in reserves, interest credited to policyholders and withdrawals, which total $123.9 million, $125.4 million and $121.0 million, net of reinsurance, for the years ended December 31, 2005, 2004 and 2003, respectively.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred. In connection with our 2002 acquisition of the variable life and annuity business of Valley Forge Life Insurance Company, we recognized an asset for the present value of future profits (PVFP) representing the present value of estimated net cash flows embedded in the existing contracts acquired. This asset is included in deferred acquisition costs (DAC).

We amortize DAC and PVFP based on the related policy's classification. For term life insurance policies, DAC is amortized in proportion to projected net premiums. For universal life, variable universal life and accumulation annuities, DAC and PVFP are amortized in proportion to estimated gross profits. Policies may be surrendered for value or exchanged for a different one of our products (internal replacement); the DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

The amortization process requires the use of various assumptions, estimates and judgments about the future. The primary assumptions are expenses, investment performance, mortality and contract cancellations (i.e., lapses, withdrawals and surrenders). These assumptions are reviewed on a regular basis and are generally based on our past experience, industry studies, regulatory requirements and judgments about the future. Changes in estimated gross profits based on actual experiences are reflected as an adjustment to total amortization to date resulting in a charge or credit to earnings. Finally, analyses are performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

During 2005, amortization of DAC was increased by an adjustment, or "unlocking" of assumptions. The unlocking was driven by revised assumptions regarding mortality experience offset by interest rate and spread adjustments for annuities.

ACTIVITY IN DEFERRED POLICY ACQUISITION COSTS:                                          YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Direct acquisition costs deferred, excluding acquisitions................   $     137,036    $     106,788    $     120,582
Recurring costs amortized to expense.....................................         (86,608)         (45,027)         (20,040)
Credit related to investment gains or losses.............................           6,206               --               --
Offsets to net unrealized investment gains or losses
  included in other comprehensive income (Note 3)........................          39,223             (912)          16,390
                                                                            ---------------  ---------------  ---------------
Change in deferred policy acquisition costs..............................          95,857           60,849          116,932
Deferred policy acquisition costs, beginning of year.....................         433,458          372,609          255,677
                                                                            ---------------  ---------------  ---------------
DEFERRED POLICY ACQUISITION COSTS, END OF YEAR...........................   $     529,315    $     433,458    $     372,609
                                                                            ===============  ===============  ===============

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life and annuity products. We establish liabilities in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for variable universal life, universal life and annuities in the accumulation phase are computed using the deposit method which is the sum of the account balance, unearned revenue liability and liability for minimum policy benefits. Future policy benefits for term and annuities in the payout phase that have significant mortality risk are computed using the net level premium method on the basis of actuarial assumptions at the issue date of these contracts for rates of interest, contract administrative expenses, mortality and surrenders. We establish liabilities for outstanding claims, losses and loss adjustment expenses based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

Policyholder liabilities are primarily for universal life products and include deposits received from customers and investment earnings on their fund balances which range from 3.00% to 5.25% as of December 31, 2005, less administrative and mortality charges.

Certain of our annuity products contain guaranteed minimum death benefits. The guaranteed minimum death benefit feature provides annuity contract holders with a guarantee that the benefit received at death will be no less than a prescribed amount. This minimum amount is based on the net deposits paid into the contract, the net deposits accumulated at a specified rate, the highest historical account value on a contract anniversary, or more typically, the greatest of these values. As of December 31, 2005 and 2004, the difference between the guaranteed minimum death benefit and the current account value (net amount at risk) for all existing contracts was $74.9 million and $114.9 million, respectively, for which we had established reserves, net of reinsurance recoverables, of $9.8 million and $7.8 million, respectively.

POLICYHOLDER DEPOSIT FUNDS

Policyholder deposit funds consist of annuity deposits received from customers and investment earnings on their fund balances, which range from 3.0% to 10.0%, less administrative charges.

FAIR VALUE OF INVESTMENT CONTRACTS

We determine the fair value of deferred annuities with an interest guarantee of one year or less at the amount of the policy reserve. In determining the fair value of deferred annuities with interest guarantees greater than one year, we use a discount rate equal to the appropriate U.S. Treasury rate plus 150 basis points to determine the present value of the projected account value of the policy at the end of the current guarantee period.


3.   INVESTING ACTIVITIES

DEBT AND EQUITY SECURITIES

We classify our debt and equity securities as available-for-sale and report them in our balance sheet at fair value. Fair value is based on quoted market price, where available. When quoted market prices are not available, we estimate fair value by discounting debt security cash flows to reflect interest rates currently being offered on similar terms to borrowers of similar credit quality (private placement debt securities), by quoted market prices of comparable instruments (untraded public debt securities) and by independent pricing sources or internally developed pricing models (equity securities).

FAIR VALUE AND COST OF DEBT SECURITIES:                                           AS OF DECEMBER 31,
($ in thousands)                                           ------------------------------------------------------------------
                                                                         2005                              2004
                                                           --------------------------------  --------------------------------
                                                             FAIR VALUE          COST          FAIR VALUE          COST
                                                           ---------------  ---------------  ---------------  ---------------

U.S. government and agency...............................  $    124,552     $    125,673     $     65,485     $     64,850
State and political subdivision..........................        28,585           28,934           45,028           44,717
Foreign government.......................................        73,412           69,275           73,572           69,137
Corporate................................................     1,490,696        1,510,681        1,674,157        1,657,987
Mortgage-backed..........................................       648,124          649,346          665,778          652,781
Other asset-backed.......................................       424,122          425,634          551,359          551,368
                                                           ---------------  ---------------  ---------------  ---------------
DEBT SECURITIES..........................................  $  2,789,491     $  2,809,543     $  3,075,379     $  3,040,840
                                                           ===============  ===============  ===============  ===============

For mortgage-backed and other asset-backed debt securities, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic lives of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and any resulting adjustment is included in net investment income. For certain asset-backed securities, changes in estimated yield are recorded on a prospective basis and specific valuation methods are applied to these securities to determine if there has been an other-than-temporary decline in value.

We owned no non-income producing debt securities as of December 31, 2005 or 2004.

FAIR VALUE AND COST OF EQUITY SECURITIES:                                         AS OF DECEMBER 31,
($ in thousands)                                           ------------------------------------------------------------------
                                                                         2005                              2004
                                                           --------------------------------  --------------------------------
                                                             FAIR VALUE          COST          FAIR VALUE          COST
                                                           ---------------  ---------------  ---------------  ---------------

Mutual fund seed investments.............................  $         --     $         --     $         63     $         39
Other equity securities..................................            --               --              198              227
                                                           ---------------  ---------------  ---------------  ---------------
EQUITY SECURITIES........................................  $         --     $         --     $        261     $        266
                                                           ===============  ===============  ===============  ===============


GROSS AND NET UNREALIZED GAINS (LOSSES) FROM                                      AS OF DECEMBER 31,
DEBT AND EQUITY SECURITIES:                                ------------------------------------------------------------------
($ in thousands)                                                         2005                              2004
                                                           --------------------------------  --------------------------------
                                                                GAINS            LOSSES           GAINS           LOSSES
                                                           ---------------  ---------------  ---------------  ---------------

U.S. government and agency...............................  $         369    $      (1,490)   $         878    $        (243)
State and political subdivision..........................            239             (588)             721             (410)
Foreign government.......................................          4,539             (402)           4,565             (130)
Corporate................................................         10,796          (30,781)          30,610          (14,440)
Mortgage-backed..........................................          6,141           (7,363)          14,805           (1,808)
Other asset-backed.......................................          2,052           (3,564)           4,660           (4,669)
                                                           ---------------  ---------------   --------------  ---------------
Debt securities gains and losses.........................  $      24,136    $     (44,188)   $      56,239    $     (21,700)
                                                           ===============  ===============  ===============  ===============
Equity securities gains and losses.......................  $          --    $          --    $          24    $         (29)
                                                           ===============  ===============  ===============  ===============
DEBT AND EQUITY SECURITIES NET GAINS (LOSSES)............  $     (20,052)                    $      34,534
                                                           ===============                   ===============


AGING OF TEMPORARILY IMPAIRED GENERAL                                   AS OF DECEMBER 31, 2005
ACCOUNT DEBT AND EQUITY SECURITIES:         ---------------------------------------------------------------------------------
($ in thousands)                                 LESS THAN 12 MONTHS       GREATER THAN 12 MONTHS              TOTAL
                                            --------------------------- -------------------------- --------------------------
                                                FAIR        UNREALIZED     FAIR        UNREALIZED     FAIR        UNREALIZED
                                                VALUE        LOSSES        VALUE        LOSSES        VALUE        LOSSES
                                            ------------- ------------- ------------ ------------- ------------ -------------
DEBT SECURITIES
U.S. government and agency................  $     62,372  $      (714)  $    33,369  $      (776)  $    95,741  $    (1,490)
State and political subdivision...........         7,854          (15)       16,067         (573)       23,921         (588)
Foreign government........................        14,877         (269)        4,834         (133)       19,711         (402)
Corporate.................................       651,536      (18,520)      340,112      (12,261)      991,648      (30,781)
Mortgage-backed...........................       245,240       (3,751)      165,412       (3,612)      410,652       (7,363)
Other asset-backed........................       140,801       (1,797)      101,004       (1,767)      241,805       (3,564)
                                            ------------- ------------- ------------ ------------- ------------ -------------
DEBT SECURITIES...........................  $  1,122,680  $   (25,066)  $   660,798  $   (19,122)  $ 1,783,478  $   (44,188)
COMMON STOCK..............................            --           --            --           --            --           --
                                            ------------- ------------- ------------ ------------- ------------ -------------
TOTAL TEMPORARILY IMPAIRED SECURITIES.....  $  1,122,680  $   (25,066)  $   660,798  $   (19,122)  $ 1,783,478  $   (44,188)
                                            ============= ============= ============ ============= ============ =============

BELOW INVESTMENT GRADE....................  $     72,000  $    (2,888)  $    40,186  $    (2,667)  $   112,186  $    (5,555)
                                            ============= ============= ============ ============= ============ =============
BELOW INVESTMENT GRADE AFTER OFFSETS
  FOR DEFERRED ACQUISITION COST
  ADJUSTMENT AND TAXES....................                $      (469)               $      (305)               $      (774)
                                                          =============              =============              =============

All of these securities are considered to be temporarily impaired at December 31, 2005 as each of these securities has performed, and is expected to continue to perform, in accordance with their original contractual terms.


AGING OF TEMPORARILY IMPAIRED GENERAL                                   AS OF DECEMBER 31, 2004
ACCOUNT DEBT AND EQUITY SECURITIES:         ---------------------------------------------------------------------------------
($ amounts in thousands)                         LESS THAN 12 MONTHS       GREATER THAN 12 MONTHS              TOTAL
                                            --------------------------- -------------------------- --------------------------
                                                FAIR       UNREALIZED      FAIR        UNREALIZED     FAIR        UNREALIZED
                                                VALUE        LOSSES        VALUE        LOSSES        VALUE        LOSSES
                                            ------------- ------------- ------------ ------------- ------------ -------------
DEBT SECURITIES
U.S. government and agency................  $     29,470  $      (243)  $        --  $        --   $    29,470  $      (243)
State and political subdivision...........        12,280         (227)        4,151         (183)       16,431         (410)
Foreign government........................            --           --         4,833         (130)        4,833         (130)
Corporate.................................       484,913      (11,468)       76,796       (2,972)      561,709      (14,440)
Mortgage-backed...........................       242,502       (1,689)       18,780         (119)      261,282       (1,808)
Other asset-backed........................       259,871       (2,355)        9,853       (2,314)      269,724       (4,669)
                                            ------------- ------------- ------------ ------------- ------------ -------------
DEBT SECURITIES...........................  $  1,029,036  $   (15,982)  $   114,413  $    (5,718)  $ 1,143,449  $   (21,700)
COMMON STOCK..............................            --           --            --          (29)           --          (29)
                                            ------------- ------------- ------------ ------------- ------------ -------------
TOTAL TEMPORARILY IMPAIRED SECURITIES.....  $  1,029,036  $   (15,982)  $   114,413  $    (5,747)  $ 1,143,449  $   (21,729)
                                            ============= ============= ============ ============= ============ =============

BELOW INVESTMENT GRADE....................  $     36,729  $      (953)  $    10,934  $    (2,325)  $    47,663  $    (3,278)
                                            ============= ============= ============ ============= ============ =============
BELOW INVESTMENT GRADE AFTER OFFSETS
  FOR DEFERRED ACQUISITION COST
  ADJUSTMENT AND TAXES....................                $      (355)               $      (455)               $      (810)
                                                          =============              =============              =============

All of these securities are considered to be temporarily impaired at December 31, 2004 as each of these securities has performed, and is expected to continue to perform, in accordance with their original contractual terms.

POLICY LOANS AND OTHER INVESTED ASSETS

Policy loans are carried at their unpaid principal balances and are collateralized by the cash values of the related policies. For purposes of fair value disclosures, for variable rate policy loans, we consider the unpaid loan balance as fair value, as interest rates on these loans are reset annually based on market rates.

Other investments primarily include a partnership interest which we do not control and seed money in separate accounts. The partnership interest is an investment in a hedge fund of funds in which we do not have control or a majority ownership interest. The interest is recorded using the equity method of accounting.

STATUTORY DEPOSITS

Pursuant to certain statutory requirements, as of December 31, 2005 and 2004, we had on deposit securities with a fair value of $8.4 million and $7.3 million, respectively, in insurance department special deposit accounts. We are not permitted to remove the securities from these accounts without approval of the regulatory authority.

NET INVESTMENT INCOME AND NET REALIZED INVESTMENT GAINS (LOSSES)

We recognize realized investment gains and losses on asset dispositions on a first-in first-out basis and when declines in the fair value of debt and equity securities are considered to be other-than-temporary. The cost basis of these written down investments is adjusted to fair value at the date the determination of impairment is made and the new cost basis is not changed for subsequent recoveries in value. Applicable income taxes, which offset realized investment gains and losses, are reported separately as components of net income.

SOURCES OF NET INVESTMENT INCOME:                                                         YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Debt securities..........................................................   $     154,607    $     145,354    $     132,101
Equity securities........................................................               2               44              478
Other investments........................................................             183              178              931
Policy loans.............................................................             479              122              140
Cash and cash equivalents................................................           1,061            1,000            2,679
                                                                            ---------------  ---------------  ---------------
Total investment income..................................................         156,332          146,698          136,329
  Less:  Investment expenses.............................................           1,958            2,836            2,798
                                                                            ---------------  ---------------  ---------------
NET INVESTMENT INCOME....................................................   $     154,374    $     143,862    $     133,531
                                                                            ===============  ===============  ===============


SOURCES OF REALIZED INVESTMENT GAINS (LOSSES):                                            YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004            2003
                                                                            ---------------  ---------------  ---------------
DEBT SECURITY IMPAIRMENTS................................................   $      (2,651)   $          --    $      (8,113)
                                                                            ---------------  ---------------  ---------------
Debt security transaction gains..........................................           1,764            6,015            9,615
Debt security transaction losses.........................................          (9,254)          (3,581)          (2,411)
Equity security transaction gains........................................              26            2,286            3,993
Equity security transaction losses.......................................             (13)              --           (1,354)
Other investment transaction gains (losses)..............................            (441)             402             (960)
Cash equivalent transaction losses.......................................              --               (1)              (2)
                                                                            ---------------  ---------------  ---------------
NET TRANSACTION GAINS (LOSSES)...........................................          (7,918)           5,121            8,881
                                                                            ---------------  ---------------  ---------------
NET REALIZED INVESTMENT GAINS (LOSSES)...................................   $     (10,569)   $       5,121    $         768
                                                                            ===============  ===============  ===============

UNREALIZED INVESTMENT GAINS (LOSSES)

We recognize unrealized investment gains and losses on investments in debt and equity securities that we classify as available-for-sale. These gains and losses are reported as a component of other comprehensive income net of applicable deferred income taxes.

SOURCES OF NET CHANGES IN UNREALIZED INVESTMENT GAINS (LOSSES):                           YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Debt securities..........................................................   $     (54,591)   $     (19,782)   $     (11,311)
Equity securities........................................................               5           (1,953)             695
Other investments........................................................              --             (125)          (1,833)
                                                                            ---------------  ---------------  ---------------
NET CHANGES IN UNREALIZED INVESTMENT GAINS (LOSSES)......................   $     (54,586)   $     (21,860)   $     (12,449)
                                                                            ===============  ===============  ===============

Net unrealized investment losses.........................................   $     (54,586)   $     (21,860)   $     (12,449)
                                                                            ---------------  ---------------  ---------------
Applicable deferred policy acquisition costs (Note 2)....................         (39,223)             912          (16,390)
Applicable deferred income taxes (benefit)...............................          (5,377)          (7,970)           1,380
                                                                            ---------------  ---------------  ---------------
Offsets to net unrealized investment losses..............................         (44,600)          (7,058)         (15,010)
                                                                            ---------------  ---------------  ---------------
NET CHANGES IN UNREALIZED INVESTMENT GAINS (LOSSES) INCLUDED IN
  OTHER COMPREHENSIVE INCOME.............................................   $      (9,986)   $     (14,802)   $       2,561
                                                                            ===============  ===============  ===============

INVESTING CASH FLOWS

Cash and cash equivalents consist of cash and short-term investments with original maturities of 90 days or less.

INVESTMENT PURCHASES, SALES, REPAYMENTS AND MATURITIES:                                 YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Debt security purchases..................................................   $  (1,139,974)   $  (1,505,651)   $  (2,050,231)
Equity security purchases................................................              --              (40)          (8,619)
Other invested asset purchases...........................................          (2,434)            (411)          (9,000)
Policy loan advances, net................................................          (5,685)            (733)            (418)
                                                                            ---------------  ---------------  ---------------
INVESTMENT PURCHASES.....................................................   $  (1,148,093)   $  (1,506,835)   $  (2,068,268)
                                                                            ===============  ===============  ===============

Debt securities sales....................................................   $     873,995    $     886,091    $     484,329
Debt securities maturities and repayments................................         477,568          591,962          817,792
Equity security sales....................................................             279            8,798           36,374
Other invested asset sales...............................................           5,845           16,310               --
                                                                            ---------------  ---------------  ---------------
INVESTMENT SALES, REPAYMENTS AND MATURITIES..............................   $   1,357,687    $   1,503,161    $   1,338,495
                                                                            ===============  ===============  ===============

The maturities of debt securities, by contractual sinking fund payment and maturity are summarized in the following table. Actual maturities may differ from contractual maturities as certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties, and we may have the right to put or sell the obligations back to the issuers.

COST AND FAIR VALUE OF DEBT SECURITIES BY MATURITY:                                                COST         FAIR VALUE
($ in thousands)                                                                                  AS OF           AS OF
                                                                                               DEC 31, 2005    DEC 31, 2005
                                                                                             --------------- ---------------

Due in one year or less...................................................................   $     174,223   $     173,578
Due after one year through five years.....................................................         988,445         975,839
Due after five years through ten years....................................................         541,851         538,591
Due after ten years.......................................................................       1,105,024       1,101,483
                                                                                             --------------- ---------------
TOTAL.....................................................................................   $   2,809,543   $   2,789,491
                                                                                             =============== ===============


4.   SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. Investment objectives for these separate accounts vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Our separate account products include variable annuities and variable life insurance contracts.

Separate account assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Fees assessed to the contractholders for management services are included in revenues when services are rendered.


5.   INCOME TAXES

We recognize income tax expense or benefit based upon amounts reported in the financial statements and the provisions of currently enacted tax laws. We allocate income taxes to income, other comprehensive income and additional paid-in capital, as applicable.

We recognize current income tax assets and liabilities for estimated income taxes refundable or payable based on the current year's income tax returns. We recognize deferred income tax assets and liabilities for the estimated future income tax effects of temporary differences and carryforwards. Temporary differences are the differences between the financial statement carrying amounts of assets and liabilities and their tax bases. If necessary, we establish valuation allowances to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. In accordance with an income tax sharing agreement with The Phoenix Companies, we compute the provision for federal income taxes as if we were filing a separate federal income tax return, except that benefits arising from income tax credits and net operating losses are allocated to those subsidiaries producing such attributes to the extent they are utilized in The Phoenix Companies' consolidated federal income tax return.

ALLOCATION OF INCOME TAXES:                                                               YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Income tax expense (benefit) attributable to:
  Current................................................................   $     (18,313)   $     (10,162)   $      (7,366)
  Deferred...............................................................          15,512           15,627           15,735
                                                                            ---------------  ---------------  ---------------
NET INCOME (LOSS)........................................................          (2,801)           5,465            8,369
Other comprehensive income (loss)........................................          (5,558)          (8,151)           1,199
                                                                            ---------------  ---------------  ---------------
COMPREHENSIVE INCOME (LOSS)..............................................   $      (8,359)   $      (2,686)   $       9,568
                                                                            ===============  ===============  ===============

INCOME TAXES RECOVERED...................................................   $     (14,288)   $      (3,450)   $     (51,107)
                                                                            ===============  ===============  ===============


RECONCILIATION OF STATUTORY TAX RATE TO EFFECTIVE TAX RATE:                              YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------
Income before income taxes...............................................   $       1,422    $      22,180    $      23,018
                                                                            ---------------  ---------------  ---------------
Income taxes at statutory rate of 35.0%..................................             498            7,763            8,056
Tax (benefit) attributable to tax-advantaged investment income...........          (2,924)          (2,264)             360
Tax interest.............................................................            (378)              --               --
Other, net...............................................................               3              (34)             (47)
                                                                            ---------------  ---------------  ---------------
APPLICABLE INCOME TAXES (BENEFIT)........................................   $      (2,801)   $       5,465    $       8,369
                                                                            ===============  ===============  ===============
Effective income tax (benefit) rates.....................................        (197.0)%            24.6%            36.4%
                                                                            ===============  ===============  ===============


DEFERRED INCOME TAX ASSETS (LIABILITIES) ATTRIBUTABLE TO TEMPORARY DIFFERENCES:                     AS OF DECEMBER 31,
($ in thousands)                                                                             --------------------------------
                                                                                                   2005             2004
                                                                                             ---------------  ---------------
Deferred income tax assets:
Future policyholder benefits..............................................................   $      63,793    $      48,756
Unearned premiums/deferred revenues.......................................................           7,482            5,983
Net operating loss carryover benefits.....................................................           7,970           23,618
Other.....................................................................................           1,137            1,041
                                                                                             ---------------  ---------------
GROSS DEFERRED INCOME TAX ASSETS..........................................................          80,382           79,398
                                                                                             ---------------  ---------------
Deferred tax liabilities:

Deferred policy acquisition costs.........................................................         150,281          133,372
Employee benefits.........................................................................           1,907               --
Investments...............................................................................           1,550            9,428
                                                                                             ---------------  ---------------
GROSS DEFERRED INCOME TAX LIABILITIES.....................................................         153,738          142,800
                                                                                             ---------------  ---------------
DEFERRED INCOME TAX LIABILITY.............................................................   $      73,356    $      63,402
                                                                                             ===============  ===============

We are included in the life/non-life consolidated federal income tax return filed by The Phoenix Companies. Within the consolidated tax return, The Phoenix Companies is required by Internal Revenue Service regulations to segregate the entities into two groups: life insurance companies and non-life insurance companies. There are limitations as to the amount of any operating losses from the non-life group that can be offset against taxable income of the life group. These limitations may affect the amount of any operating loss carryforwards that we have now or in the future.

At December 31, 2005, we had net operating loss carryforwards of $22.8 million for federal income tax purposes, which expire in 2017. We believe that the tax benefits of these losses will be fully realized before their expiration. As a result, no valuation allowance has been recorded against the deferred income tax asset resulting from the net operating losses.

We have determined, based on our earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 2005 and 2004 will be realized.

As of December 31, 2005, we had current taxes payable of $819 thousand.


6.   RELATED PARTY TRANSACTIONS

The amounts included in the following discussion are gross expenses, before deferrals for policy acquisition costs.

Phoenix Life provides services and facilities to us and is reimbursed through a cost allocation process. The expenses allocated to us were $108,701 thousand, $82,050 thousand and $86,499 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts payable to Phoenix Life were $40,838 thousand and $5,432 thousand as of December 31, 2005 and 2004, respectively.

We provide premium processing services for Phoenix Life, wherein we receive premium payments on Phoenix Life annuity contracts, and forward those payments to Phoenix Life. In connection with this service, at December 31, 2005 and 2004, we had premiums due to Phoenix Life of $16,468 thousand and $62 thousand, respectively. We do not charge any fees for this service.

We also provide premium processing services for Phoenix Life and Annuity, a wholly-owned indirect subsidiary of Phoenix Life, wherein we receive premium payments on certain Phoenix Life and Annuity contracts, and forward those payments to Phoenix Life and Annuity. In connection with this service, at December 31, 2005 and 2004, we had amounts due to Phoenix Life and Annuity of $1,235 thousand and $374 thousand, respectively. We do not charge any fees for this service.

Phoenix Life provides payment processing services to us for life insurance policies. In connection with this service, at December 31, 2005 and 2004, we had policy-related receivables of $31,119 thousand and $1,559 thousand, respectively. Phoenix Life does not charge us for these services.

Phoenix Investment Partners Ltd., an indirect wholly-owned subsidiary of The Phoenix Companies, through its affiliated registered investment advisors, provides investment advisory services to us for a fee. Investment advisory fees incurred by us for management of general account assets under this arrangement were $2,993 thousand, $2,810 thousand and $2,798 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts payable to the affiliated investment advisors were $0 thousand and $67 thousand, as of December 31, 2005 and 2004, respectively. Variable product separate account fees were $697 thousand, $1,120 thousand and $1,661 thousand for 2005, 2004 and 2003, respectively.

Phoenix Equity Planning Corporation (PEPCO), a wholly-owned subsidiary of Phoenix Investment Partners Ltd., is the principal underwriter of our annuity contracts. Until May 31, 2004, contracts could be purchased through registered representatives of our former affiliate, W.S. Griffith Securities, Inc. (Griffith). Other outside broker-dealers are licensed to sell our annuity contracts as well. We incurred commissions for contracts underwritten by PEPCO of $35,422 thousand, $39,491 thousand and $36,247 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts payable to PEPCO were $1,981 thousand and $2,735 thousand as of December 31, 2005 and 2004, respectively.

Phoenix Life pays commissions to producers who sell our non-registered life and annuity products. Commissions paid by Phoenix Life on our behalf were $54,927 thousand, $28,962 thousand and $33,795 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts receivable from Phoenix Life were $11,108 thousand and $3,119 thousand as of December 31, 2005 and 2004, respectively.

Until May 31, 2004, Griffith, formerly an indirect wholly-owned subsidiary of The Phoenix Companies, sold certain of our non-participating life insurance products through its insurance agents. Concessions paid by us for products sold through Griffith were $96 thousand for the five months ended May 31, 2004 and $429 thousand for the year ended December 31, 2003.

Effective May 31, 2004, The Phoenix Companies sold Griffith to an unrelated third party.

7.   EMPLOYEE BENEFIT PLANS AND EMPLOYMENT AGREEMENTS

The Phoenix Companies has a non-contributory, defined benefit pension plan covering substantially all of its employees and those of its subsidiaries. Retirement benefits are a function of both years of service and level of compensation. The Phoenix Companies also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. The Phoenix Companies' funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions are intended to provide for benefits attributable not only to service to date, but to service expected to be conferred in the future.

The Phoenix Companies sponsors pension and savings plans for its employees, and employees and agents of its subsidiaries. The qualified plans comply with requirements established by ERISA and excess benefit plans provide for that portion of pension obligations, which is in excess of amounts permitted by ERISA. The Phoenix Companies also provides certain health care and life insurance benefits for active and retired employees. We incur applicable employee benefit expenses through the process of cost allocation by The Phoenix Companies.

In addition to its pension plans, The Phoenix Companies currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans which it sponsors. A substantial portion of The Phoenix Companies' affiliate employees may become eligible for these benefits upon retirement. The health care plans have varying co-payments and deductibles, depending on the plan. These plans are unfunded.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for our participation in the plans. The Phoenix Companies, the plan sponsor, established an accrued liability and amounts attributable to us have been allocated. The amount of such allocated benefits is not significant to the financial statements.


8.   OTHER COMPREHENSIVE INCOME

We record unrealized gains and losses on available-for-sale securities and effective portions of the gains or losses on derivative instruments designated as cash flow hedges in accumulated other comprehensive income. Unrealized gains and losses on available-for-sale securities are recorded in other comprehensive income until the related securities are sold, reclassified or deemed to be impaired. The effective portions of the gains or losses on derivative instruments designated as cash flow hedges are reclassified into earnings in the same period in which the hedged transaction affects earnings. If it is probable that a hedged forecasted transaction will no longer occur, the effective portions of the gains or losses on derivative instruments designated as cash flow hedges are reclassified into earnings immediately.

SOURCES OF OTHER COMPREHENSIVE INCOME:                                  YEAR ENDED DECEMBER 31,
($ in thousands)                             -------------------------------------------------------------------------------
                                                         2005                      2004                      2003
                                             --------------------------- ------------------------- -------------------------
                                                 GROSS         NET         GROSS         NET         GROSS         NET
                                             ------------- ------------- ------------ ------------ ------------ ------------

Unrealized gains (losses) on
  investments..............................  $    (64,713) $    (16,569) $   (17,140) $   (11,734) $    (2,606) $     8,959
Net realized investment losses on
  available-for-sale securities included
  in net income............................        10,127         6,583       (4,720)      (3,068)      (9,843)      (6,398)
                                             ------------- ------------- ------------ ------------ ------------ ------------
Net unrealized investment gains (losses)...       (54,586)       (9,986)     (21,860)     (14,802)     (12,449)       2,561
Net unrealized derivative instruments
  losses...................................          (516)         (335)        (517)        (336)        (516)        (335)
                                             ------------- ------------- ------------ ------------ ------------ ------------
Other comprehensive income (loss)..........       (55,102) $    (10,321)     (22,377) $   (15,138)     (12,965) $     2,226
                                             ------------- ============= ------------ ============ ------------ ============
Applicable deferred policy acquisition
  cost amortization........................       (39,223)                       912                   (16,390)
Applicable deferred income taxes
  (benefit)................................        (5,558)                    (8,151)                    1,199
                                             -------------               ------------              ------------
Offsets to other comprehensive income......       (44,781)                    (7,239)                  (15,191)
                                             -------------               ------------              ------------
OTHER COMPREHENSIVE INCOME (LOSS)..........  $    (10,321)               $   (15,138)              $     2,226
                                             ==============              ============              =============


COMPONENTS OF ACCUMULATED                                                           AS OF DECEMBER 31,
OTHER COMPREHENSIVE INCOME:                                ------------------------------------------------------------------
($ in thousands)                                                         2005                              2004
                                                           --------------------------------  --------------------------------
                                                                GROSS             NET             GROSS             NET
                                                           ---------------  ---------------  ---------------  ---------------

Unrealized gains (losses) on investments.................  $     (17,550)   $      (1,412)   $      37,036    $       8,573
Unrealized gains on derivative instruments...............          1,241              807            1,757            1,143
                                                           ---------------  ---------------  ---------------  ---------------
Accumulated other comprehensive income...................        (16,309)   $        (605)          38,793    $       9,716
                                                           ---------------  ===============  ---------------  ===============
Applicable deferred policy acquisition costs.............        (15,378)                           23,845
Applicable deferred income taxes.........................           (326)                            5,232
                                                           ---------------                   ---------------
Offsets to other comprehensive income....................        (15,704)                           29,077
                                                           ---------------                   ---------------
ACCUMULATED OTHER COMPREHENSIVE INCOME...................  $        (605)                    $       9,716
                                                           ===============                   ===============


9.   FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

CARRYING AMOUNTS AND ESTIMATED FAIR VALUES                                        AS OF DECEMBER 31,
OF FINANCIAL INSTRUMENTS:                                  ------------------------------------------------------------------
($ in thousands)                                                         2005                               2004
                                                           --------------------------------  --------------------------------
                                                             CARRYING           FAIR           CARRYING           FAIR
                                                               VALUE            VALUE            VALUE            VALUE
                                                           ---------------  ---------------  ---------------  ---------------

Cash and cash equivalents................................  $      25,818    $      25,818    $      39,598    $      39,598
Debt securities..........................................      2,789,491        2,789,491        3,075,379        3,075,379
Equity securities........................................             --               --              261              261
Policy loans.............................................          8,171            8,171            2,486            2,486
                                                           ---------------  ---------------  ---------------  ---------------
FINANCIAL ASSETS.........................................  $   2,823,480    $   2,823,480    $   3,117,724    $   3,117,724
                                                           ===============  ===============  ===============  ===============

Investment contracts.....................................  $   2,256,129    $   2,250,695    $   2,627,920    $   2,644,127
                                                           ---------------  ---------------  ---------------  ---------------
FINANCIAL LIABILITIES....................................  $   2,256,129    $   2,250,695    $   2,627,501    $   2,643,708
                                                           ===============  ===============  ===============  ===============

DERIVATIVE INSTRUMENTS

We maintain an overall interest rate risk-management strategy that primarily incorporates the use of interest rate swaps as hedges of our exposure to changes in interest rates. Our exposure to changes in interest rates primarily results from our commitments to fund interest-sensitive insurance liabilities, as well as from our significant holdings of fixed rate financial instruments.

All derivative instruments are recognized on the balance sheet at fair value. Generally, each derivative is designated according to the associated exposure as either a fair value or cash flow hedge at its inception as we do not enter into derivative contracts for trading or speculative purposes.

Cash flow hedges are generally accounted for under the shortcut method with changes in the fair value of related interest rate swaps recorded on the balance sheet with an offsetting amount recorded in accumulated other comprehensive income. The effective portion of changes in fair values of derivatives hedging the variability of cash flows related to forecasted transactions are reported in accumulated other comprehensive income and reclassified into earnings in the periods during which earnings are affected by the variability of the cash flows of the hedged item.

We recognized an after-tax loss of $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003 (reported as other comprehensive income in Statement of Income, Comprehensive Income and Changes in Stockholder's Equity), which represented the change in fair value of interest rate forward swaps which have been designated as cash flow hedges of the forecasted purchase of assets. For changes in the fair value of derivatives that are designated as cash flow hedges of a forecasted transaction, we recognize the change in fair value of the derivative in other comprehensive income. Amounts related to cash flow hedges that are accumulated in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction (the acquired asset) affects earnings. For the years 2005, 2004 and 2003, we reclassified after-tax gains of $0.3 million, $0.3 million and $0.3 million, respectively, into earnings related to these same derivatives.

We held no positions in derivative instruments at December 31, 2005 and 2004.


10.  STATUTORY FINANCIAL INFORMATION AND REGULATORY MATTERS

We are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. There were no material practices not prescribed by the State of Connecticut Insurance Department as of December 31, 2005, 2004 and 2003. Statutory surplus differs from equity reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income taxes are recorded in accordance with the Statement of Statutory Accounting Principles No. 10, "Income Taxes", which limits deferred tax assets based on admissibility tests.

STATUTORY FINANCIAL DATA:                                                        AS OF OR FOR THE YEAR ENDED DECEMBER 31,
($ in thousands)                                                            -------------------------------------------------
                                                                                  2005             2004             2003
                                                                            ---------------  ---------------  ---------------

Statutory capital and surplus............................................   $     264,825    $     245,831    $     240,750
Asset valuation reserve..................................................           5,575            7,370            1,249
                                                                            ---------------  ---------------  ---------------
STATUTORY CAPITAL, SURPLUS AND ASSET VALUATION RESERVE...................   $     270,400    $     253,201    $     241,999
                                                                            ===============  ===============  ===============
STATUTORY GAIN (LOSS) FROM OPERATIONS....................................   $      12,251    $      (2,574)   $     (37,237)
                                                                            ===============  ===============  ===============
STATUTORY NET INCOME (LOSS)..............................................   $      12,749    $      (3,254)   $     (37,387)
                                                                            ===============  ===============  ===============

The Connecticut Insurance Holding Company Act limits the maximum amount of annual dividends and other distributions in any 12-month period to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, we cannot make any dividend distribution during 2006 without prior approval.


11.  CONTINGENT LIABILITIES

We are regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming us as a defendant ordinarily involves our activities as an insurer, investor or taxpayer. Several current proceedings are discussed below. In addition, state regulatory bodies, the Securities and Exchange Commission, or SEC, the National Association of Securities Dealers, Inc., or NASD, and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws.

For example, during 2003 and 2004, the SEC conducted examinations of certain Company variable products and certain affiliated investment advisors and mutual funds. In 2004, the NASD also commenced examinations of two affiliated broker-dealers; the examinations were closed in April 2005 and November 2004, respectively. In February 2005, the NASD notified an affiliate of the Company that it was asserting violations of trade reporting rules by the affiliate of the Company. The affiliated company responded to the NASD allegations in May 2005 but has not received any further inquiries to date.

Federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding compliance by the Company with securities and other laws and regulations affecting its registered products. The Company endeavors to respond to such inquiries in an appropriate way and to take corrective action if warranted. Recently, there has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues. Our products entitle us to impose restrictions on transfers between separate account sub-accounts associated with our variable products.

In 2004 and 2005, the Boston District Office of the SEC conducted a compliance examination of certain of the Company's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested the Company to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether the Company believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist the Company in preparing the analysis. Based on the analysis, the Company advised the SEC that it does not believe that reimbursement is appropriate.

Over the past two years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific. In this regard, in 2004, we received a subpoena from the Connecticut Attorney General's office requesting information regarding certain distribution practices since 1998. Over 40 companies received such a subpoena. We are cooperating fully and have had no further inquiry since filing our response.

These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition, or consideration of available insurance and reinsurance and the provision made in our financial statements. However, given the large or indeterminate amounts sought in certain of these matters and litigation's inherent unpredictability, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows.


12.  OTHER COMMITMENTS

During the normal course of business, we enter into agreements to purchase private placement investments. As of December 31, 2005, we had committed $14,591 thousand under such investments, all of which is expected to be disbursed by December 31, 2006.

                                     PART II

                    INFORMATION NOT REQUIRED IN A PROSPECTUS


ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           Not applicable.


ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Section 33-779 of the Connecticut General Statutes states that:
           "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-778, inclusive."

               Article VI. Section 6.01. of the Bylaws of the Registrant (as amended and restated effective May 16, 2002) provide that: "Each director, officer or employee of the company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company in which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, bylaw, agreement, vote of shareholders or otherwise."

               Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

           Not applicable.


ITEM 16.   (a) EXHIBITS

        1. Underwriting Agreement - Incorporated by reference to Registrant's Filing on Form S-1, File No. 333-55240 filed via Edgar on February 8, 2001.

        2.     Not applicable.

        3.     (i)  Articles of Incorporation - Incorporated by reference to
                    Registrant's Filing on Form S-1, File No. 333-55240 filed via Edgar on February 8, 2001.

               (ii) Bylaws of PHL Variable Insurance Company, effective May 16,
                    2002 is incorporated by reference to Registrants Filing S-1 File No. 333-87218 filed via Edgar on May 1, 2004.

        4. Form of Variable Annuity contract with MVA Rider - Incorporated by reference to Registrant's Form S-1, File No. 333-20277 filed via Edgar on January 23, 1997.

        5.     Opinion regarding legality - Refer to exhibit 23(b).

        6.     Not applicable.

        7.     Not applicable.

        8.     Opinion regarding tax matters - Refer to exhibit 23(c).

        9.     Not applicable.

        10.    Not applicable.

        11.    Not applicable.

        12.    Not applicable.

        13.    Not applicable.

        14.    Not applicable.

        15.    Not applicable.

        16.    Not applicable.

        17.    Not applicable.

        18.    Not applicable.

        19.    Not applicable.

        20.    Not applicable.

        21.    The Registrant has no subsidiaries.

        22.    Not applicable.

        23.    (a) Consent of PricewaterhouseCoopers LLP, filed herewith.

        23.    (b) Opinion and Consent of Kathleen A. McGah, Esq., filed
                   herewith.

        23.    (c) Consent of Brian A. Giantonio, Esq., filed herewith.

        24.    Powers of attorney filed herein.

        25.    Not applicable.

        26.    Not applicable.

(b) Certain schedules are inapplicable and therefore have been omitted. Applicable schedules are shown in the related financial statements filed herein.


ITEM 17.   UNDERTAKINGS

           The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4) Not applicable.


ITEM 18.   FINANCIAL STATEMENTS AND SCHEDULES

           Financial Statements and Schedules conforming to the requirement of Regulation S-X are filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on this 28th day of April, 2006.

                                           PHL VARIABLE INSURANCE COMPANY

                                           By:  ________________________________
                                                * Philip K. Polkinghorn
                                                President






Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the persons in the capacities indicated with PHL Variable Insurance Company on this 28th day of April, 2006.

       SIGNATURE                    TITLE
       ---------                    -----

____________________________        Director, Executive Vice President and Chief
*Michael E. Haylon                  Financial Officer

____________________________        Director and Senior Vice President
*Mitchell R. Katcher

____________________________        President
*Philip K. Polkinghorn

____________________________        Director, Executive Vice President and Chief
*James D. Wehr                      Investment Officer


By:/s/ Kathleen A. McGah
   ---------------------
* Kathleen A. McGah, as Attorney-in-Fact pursuant to Powers of Attorney filed herein.










                                      S-1